FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending February 10, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 10, 2003                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

              Change in responsibilities of Board members

The Board of GlaxoSmithKline has reviewed the roles and responsibilities of the company's Non-Executive Directors. Consequently, the following appointments have been made, taking advantage of the skills and breadth of experience of the company's Directors. The changes took effect from 7th February 2003:

         Nominations Committee

         Sir Ian Prosser has been appointed Chairman of the Nominations Committee in place of Sir Christopher Hogg who will remain a member of the Committee.

         Remuneration Committee

         Sir Peter Job has been appointed a member of the Remuneration
         Committee.

         Corporate Social Responsibility Committee

         Mr Donald McHenry has been appointed Chairman of the Corporate Social Responsibility Committee in place of Sir Christopher Hogg who will remain a member of the Committee.


S M Bicknell
Company Secretary

10th February 2003

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


7 February 2003       The Administrators of the SmithKline Beecham Employee
                      Benefit Trust "the  Trust") notified the Company on 10
                      February 2003 that 4,784 Ordinary shares had been transferred from the Trust to participants of the SmithKline Beecham 1991 Share Option Plan.



The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and John Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

10 February 2003